Filed by Calidi Biotherapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Form S-4 File No. 333-263628

Subject Company: Edoc Acquisition Corp.

(Commission File No. 001-39689)

Calidi Biotherapeutics Announces FDA Authorization of IND for a Phase 1 Clinical Trial of NeuroNova in Patients with Recurrent High-Grade Glioma

Calidi Biotherapeutics Announces FDA Authorization of IND for a Phase 1 Clinical Trial of NeuroNova in Patients with Recurrent High-Grade Glioma

LA JOLLA, CALIF (August 2, 2022)-- Calidi Biotherapeutics, Inc. (Calidi), a clinical-stage biotechnology company that is pioneering allogeneic cell-based platforms to revolutionize oncolytic virus therapies, is pleased to announce that City of Hope has received U.S. Food and Drug Administration (FDA) authorization to proceed with a phase 1 physician-sponsored clinical trial that will use Calidi’s licensed oncolytic virotherapy platform, NSC-CRAd-S-pk7 (NeuroNova), a cutting-edge therapeutic candidate comprising tumor-tropic neural stem cells delivering an oncolytic adenovirus selectively to tumor sites in patients with recurrent high-grade glioma (Calidi’s NNV-2 program).

The phase 1 physician-sponsored clinical trial will be an open-label, non-randomized, multicenter study. Once the phase 1 trial is funded, it will address the safety and tolerability of administering serial doses of NeuroNova in adult patients with recurrent histologically confirmed high-grade gliomas (WHO grade III or IV). Secondary endpoints will evaluate treatment efficacy, including progression-free and overall survival as well as any immune response to NeuroNova. This physician-sponsored study will be led by principal investigator Jana Portnow, M.D., Professor in City of Hope’s Department of Medical Oncology & Therapeutics Research and Co-Director of the Brain Tumor Program at City of Hope, a National Cancer Institute-designated comprehensive cancer center and a founding member of the National Comprehensive Cancer Network. City of Hope is one of the largest cancer research and treatment organizations in the United States.

A previously completed phase 1 dose escalation clinical trial, in newly diagnosed glioma patients, of a single dose of NSC-CRAd-S-pk7 (NeuroNova) given as an adjunct to radiation and temozolomide (Calidi’s NNV-1 program) demonstrated that NeuroNova was well tolerated in the patient population and showed promising preliminary results of efficacy [J Fares et al, Lancet Oncology, 2021, 22(8):1103-1114].

“Worldwide, an estimated 270,000 people were diagnosed with a primary brain tumor in 2020, with a five-year survival rate of only 5%. Recurrent glioma patients have poor prognosis with a median survival of less than one year. Developing our drug candidate for this indication represents a significant milestone that will empower us to help more individuals survive this devastating disease,” said Calidi Biotherapeutics CEO and Chairman of the Board Allan J. Camaisa. “As Calidi undertakes this endeavor, we are pleased to have exclusive commercialization rights to this technology and thrilled to collaborate with two scientific trailblazers who have worked together on this project for over a decade: Dr. Karen Aboody, Professor in the Department of Stem Cell Biology and Regenerative Medicine, Scientific Leader of the Neuro-oncology Disease Team at City of Hope, and Dr. Maciej (Matt) Lesniak, Chair of the Department of Neurological Surgery, at Northwestern University Feinberg School of Medicine.”

“Our team at City of Hope is excited to be a part of the development of NeuroNova. Despite their potential, the first-generation oncolytic virus therapies given as free virus were not very effective — most likely due to rapid inactivation by the patient’s immune system. Our new platform uses stem cells like a ‘Trojan horse’ to shield the oncolytic viral particles from immune inactivation and deliver them to the tumor sites. This results in significantly more virus distributed at the tumor sites, inducing a greater self-amplifying anti-tumor response. This may also result in a secondary anti-tumor immune response,” said City of Hope’s Dr. Karen Aboody. “In addition to significant experience with this technology, City of Hope has a proven track record in GMP manufacturing of cell and gene therapy agents.”

About NeuroNova

The NeuroNova platform, NSC-CRAd-S-pk7, is an allogeneic, “off-the-shelf” therapy comprised of an immortalized Neural Stem Cell (NSC) line loaded with an engineered oncolytic adenovirus. Upon surgical resection of a tumor, NSC-CRAd-S-pk7 is injected into the walls of the resection cavity, resulting in viral infection and destruction of any remaining tumor cells. Calidi holds an exclusive worldwide licensing agreement for patents covering the NSC-CRAd-S-pk7 technology.

About Calidi Biotherapeutics

Calidi Biotherapeutics is a clinical-stage immuno-oncology company with proprietary technology that is revolutionizing the effective delivery and potentiation of oncolytic viruses for targeted therapy against difficult-to-treat cancers. Calidi Biotherapeutics is advancing a potent allogeneic stem cell and oncolytic virus combination for use in multiple oncology indications. Calidi’s off-the-shelf, universal cell-based delivery platforms are designed to protect, amplify, and potentiate oncolytic viruses currently in development leading to enhanced efficacy and improved patient safety. Calidi Biotherapeutics is headquartered in La Jolla, California. For more information, please visit www.calidibio.com.

Forward-Looking Statement

This press release contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on the Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination (the “Business Combination”) with Edoc Acquisition Corp. (“Edoc”); the outcome of any legal proceedings that may be instituted against Edoc, Calidi, the combined company or others following the announcement of the Business Combination, the private placement financing proposed to be consummated concurrently with the Business Combination (the “PIPE”), and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Edoc, the possibility that due diligence completed following execution of the principal definitive transaction documents for the Business Combination and PIPE will not be satisfactorily concluded, the inability to complete the PIPE or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of the COVID-19 pandemic on Calidi’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Edoc’s preliminary prospectus dated May 25, 2022, in the Amended Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) on May 26, 2022.

Important Information About the Business Combination Transaction and Where to Find It

This press release relates to a proposed business combination between Edoc Acquisition Corp. a Cayman Islands exempted company, EDOC Merger Sub Inc., a Nevada corporation and Calidi Biotherapeutics, Inc., a Nevada corporation. A full description of the terms and conditions Agreement and Plan of Merger constituting the business combination is provided in the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (SEC) by Edoc Acquisition Corp., that includes a prospectus   with respect to the securities to be issued in connection with the merger, and information with respect to an extraordinary meeting of Edoc Acquisition Corp. shareholders to vote on the merger and related transactions. Edoc Acquisition Corp. and Calidi Biotherapeutics, Inc. urges its investors, shareholders and other interested persons to read the proxy statement and prospectus as well as other documents filed with the SEC because these documents will contain important information about Calidi Biotherapeutics, Inc., Edoc Acquisition Corp., and the business combination transaction. After the registration statement is declared effective, the definitive proxy statement and prospectus to be included in the registration statement will be distributed to shareholders of Edoc Acquisition Corp. and Calidi Biotherapeutics, Inc., as of a record date to be established for voting on the proposed merger and related transactions. Shareholders may obtain a copy of the Form S-4 registration statement, including the proxy statement and prospectus, and other documents filed with the SEC without charge, by directing a request to: Edoc Acquisition Corp. at 7612 Main Street Fishers, Suite 200, Victor, New York 14564. The preliminary and definitive proxy statement and prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participation in the Solicitation

Edoc Acquisition Corp., Calidi Biotherapeutics, Inc., and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from Edoc Acquisition Corp. and Calidi Biotherapeutics, Inc. shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Edoc Acquisition Corp. and Calidi Biotherapeutics, Inc.  and information regarding their interests in the business combination transaction is contained in the proxy statement and prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release will also not constitute an offer to sell or the solicitation of an offer to buy any securities of Calidi Biotherapeutics, Inc., nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

For Investors:

Stephen Jasper

stephen@gilmartinir.com

For Media:

Gwen Gordon

ggordon@cglife.com